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                            January 31, 2024

       Mudit Paliwal
       Chief Executive Officer and Director
       Delta Corp Holdings Limited
       Boundary Hall
       Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Delta Corp Holdings
Limited
                                                            Amendment No. 1
Registration Statement on Form F-4
                                                            Filed January 16,
2024
                                                            File No. 333-274699

       Dear Mudit Paliwal:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

       Registration Statement on Form F-4 as amended January 16, 2024

       Management of Delta
       Aggregate Compensation of Directors and Other Executive Officers, page
145

   1. Please disclose the compensation for the last full financial year ended December 31, 2023.
                                                        See Item 18 of Form F-4
and Item 6.B of Form 20-F.
       Related Party Transactions of Delta, page 168

   2. You disclose that on January 4, 2024, Delta and JVA entered into a letter agreement (the
                                                           Letter Agreement
), pursuant to which Delta agreed, in consideration of the agreements and covenants of JVA
made in the Merger Agreement and in the Letter Agreement, to
 Mudit Paliwal
Delta Corp Holdings Limited
January 31, 2024
Page 2
      lend funds to JVA pursuant to the JVA Note, and JVA agreed to use commercially reasonable efforts to comply fully with the terms of the Merger Agreement. Please file the Letter Agreement between Delta and JVA.
3. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F. For example, we note related party transactions disclosed on page F-44 that do not appear to be disclosed in this section.
Index to Financial Information
Audited Financial Statements - Coffee Holding Co., Inc., page F-1

4. Please revise to provide updated financial statements for Coffee Holding Co., Inc. as of and for the year ended October 31, 2023 in accordance with Item 8-08 of Regulation S-
      X. Please ensure all related financial disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.)
        Please contact Mark Wojciechowski at 202-551-3759 or Gus Rodriguez at 202-551-3752
if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameMudit Paliwal
                                                           Division of
Corporation Finance
Comapany NameDelta Corp Holdings Limited
                                                           Office of Energy &
Transportation
January 31, 2024 Page 2
cc:       Sarah E. Williams
FirstName LastName